UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Equinix, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
2944U106

(CUSIP Number)
Pek Siok Lan
STT Communications Ltd
51 Cuppage Road
#09-01, StarHub Centre
229469 Singapore
Telephone (65) 6723 8668
Facsimile (65) 6720 7277
Copy to:
Michael W. Sturrock
Latham & Watkins LLP
9 Raffles Place #42-02
Singapore 048619
Telephone (65) 6536 1161
Facsimile (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	2944U106	Page	2	of	16

1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		656,180

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		656,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,180(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by i-STT Investments (Bermuda) Ltd.

CUSIP No.	2944U106	Page	3	of	16

1	NAMES OF REPORTING PERSONS SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		656,180

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		656,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	2944U106	Page	4	of	16

1	NAMES OF REPORTING PERSONS STT COMMUNICATIONS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		656,180

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		656,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	2944U106	Page	5	of	16

1	NAMES OF REPORTING PERSONS i-STT INVESTMENTS PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		656,180

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		656,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	2944U106	Page	6	of	16

1	NAMES OF REPORTING PERSONS i-STT INVESTMENTS (BERMUDA) LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	BERMUDA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		656,180

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		656,180

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	656,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 7 of 16 Pages
This Amendment No. 8 amends the Schedule 13D previously filed by STT Communications Ltd (“STT Comm”) with the Securities and Exchange Commission on October 11, 2002, as amended by Amendment No. 1 to Schedule 13D filed on January 3, 2003, as further amended by Amendment No. 2 to Schedule 13D filed on December 22, 2003, as further amended by Amendment No. 3 to Schedule 13D filed on December 30, 2004, as further amended by Amendment No. 4 to Schedule 13D filed on January 14, 2005, as further amended by Amendment No. 5 to Schedule 13D filed on October 7, 2005, as further amended by Amendment No. 6 to Schedule 13D filed on November 15, 2005 and as further amended by Amendment No. 7 to Schedule 13D filed on November 18, 2005 (as amended, the “Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Equinix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 301 Velocity Way, Fifth Floor, Foster City, California 94404. Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 2. Identity and Background
The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A of this Statement is hereby restated in its entirety, and incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following paragraphs:
On November 17, 2008 and November 18, 2008, i-STT Bermuda settled its obligations under a pre-paid forward purchase agreement (the “Purchase Agreement”) that was entered into on November 9, 2005 with Credit Suisse First Boston Capital LLC (“CSFB Capital”), an unaffiliated third-party purchaser. The Purchase Agreement obligated i-STT Bermuda to deliver up to 4,300,000 shares of Common Stock (or, at i-STT Bermuda’s option, an equivalent amount of cash) to CSFB Capital on November 17, 2008 (the “First Settlement Date”) and November 18, 2008 (the “Second Settlement Date” and, together with the First Settlement Date, the “Settlement Dates”), with 50.0% of the shares to be delivered on the First Settlement Date and 50.0% of the shares to be delivered on the Second Settlement Date. Under a collateral agreement with CSFB Capital and Credit Suisse First Boston LLC, as collateral agent, i-STT Bermuda pledged 4,300,000 shares of Common Stock (the “Pledged Shares”) to CSFB Capital to secure the performance of its obligations under the Purchase Agreement.
Pursuant to the Purchase Agreement, the total number of shares of Common Stock delivered to CSFB Capital on the Settlement Dates was determined in accordance with an agreed formula, calculated based on the average of the volume weighted average price per share of Common Stock on each of the 20 trading days immediately prior to, but not including, the second trading day preceding November 15, 2008 (the “Averaged Trading Value”). Pursuant to the formula, if the Averaged Trading Value was calculated to be greater than $42.06, i-STT Bermuda would be required to deliver a total of 3,643,820 Pledged Shares. In connection with the settlement, on November 14, 2008, the Averaged Trading Value was calculated to be $58.65. Accordingly, on each of the Settlement Dates i-STT Bermuda delivered to CSFB Capital 1,821,910 Pledged Shares (a total of 3,643,820 shares of Common Stock), and retained ownership of the remaining 656,180 Pledged Shares, which were released from the pledge on the Second Settlement Date.

Page 8 of 16 Pages
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) - (b) Temasek, through its ownership of STT, may be deemed to share the voting and dispositive power over the shares of Common Stock beneficially owned by i-STT Bermuda. However, pursuant to Rule 13d-4 under the Act, Temasek expressly disclaims beneficial ownership of these shares of Common Stock.
STT may be deemed for purposes of Rule 13d-3 under the Act to be the beneficial owner of 656,180 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock, and to have shared power over the voting and disposition of such shares of Common Stock through its ownership of STT Comm, i-STTI and i-STT Bermuda.
STT Comm may be deemed for purposes of Rule 13d-3 under the Act to be the beneficial owner of 656,180 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock, and to have shared power over the voting and disposition of such shares of Common Stock through its ownership of i-STTI and i-STT Bermuda.
i-STTI may be deemed for purposes of Rule 13d-3 under the Act to be the beneficial owner of 656,180 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock, and to have shared power over the voting and disposition of such shares of Common Stock through its ownership of i-STT Bermuda.
i-STT Bermuda is the beneficial owner of 656,180 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock, and has shared power over the voting and disposition of such shares of Common Stock.
The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed as outstanding as of September 30, 2008, in the Form 10-Q filed by the Issuer on October 24, 2008. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.
(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.
(d) Not applicable.
(e) On November 18, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5.0% of the outstanding shares of Common Stock and accordingly shall no longer be subject to the reporting requirements of Section 13(d) of the Act.

Page 9 of 16 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended to include the disclosure in Item 4 above.

Page 10 of 16 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2008	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chia Yue Joo
		Name:	Chia Yue Joo (Ms.)
		Title:	Managing Director, Legal & Regulations

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Pek Siok Lan
	Name:	Pek Siok Lan
	Title:	Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Pek Siok Lan
	Name:	Pek Siok Lan
	Title:	Company Secretary

i-STT INVESTMENTS PTE. LTD.

By:	/s/ Pek Siok Lan
	Name:	Pek Siok Lan
	Title:	Director

i-STT INVESTMENTS (BERMUDA) LTD.

By:	/s/ Kek Soon Eng
	Name:	Kek Soon Eng
	Title:	Director

Page 11 of 16 Pages
SCHEDULE A
The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.
The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited (“Temasek”):

Name, Business Address
and Position at Temasek	Present Principal Occupation	Citizenship
S Dhanabalan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman of Temasek)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Kwa Chong Seng 1 Harbourfront Place #06-00 Harbourfront Tower One Singapore 098633 (Deputy Chairman of Temasek)	Chairman/Managing Director, ExxonMobil Asia Pacific Pte Ltd	Singaporean

Koh Boon Hwee 1 Kim Seng Promenade #10-06 Great World City East Tower Singapore 237994 (Director of Temasek)	Chairman, DBS Group Holdings Ltd & DBS Bank Ltd	Singaporean

Kua Hong Pak 205 Braddell Road West Wing 7th Floor Singapore 579701 (Director of Temasek)	Managing Director/Group CEO, ComfortDelgro Corporation Limited	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director and CEO of Temasek)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director of Temasek)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Page 12 of 16 Pages

Name, Business Address
and Position at Temasek	Present Principal Occupation	Citizenship
Simon Claude Israel 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director of Temasek)	Executive Director, Temasek Holdings (Private) Limited	Singaporean

Teo Ming Kian 100 High Street #10-01 The Treasury Singapore 179434 (Director of Temasek)	Permanent Secretary, Ministry of Finance	Singaporean

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director of Temasek)	Chairman, Skandinaviska Enskilda Banken, SAAB AB and AB Electrolux	Swedish
The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd (“STT”):

Name, Business Address
and Position at STT	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chairman and Director, STT)	Corporate Director	Singaporean

Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Deputy Chairman and Director, STT)	Corporate Director	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, President & CEO, STT)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT)	Corporate Director	Singaporean

Page 13 of 16 Pages

Name, Business Address
and Position at STT	Present Principal Occupation	Citizenship
Chang See Hiang 9 Temasek Boulevard #15-01 Suntec Tower 2 Singapore 038989 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT)	Corporate Director	Filipino

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President, STT)	Executive Vice President, STT and STT Comm	Singaporean

Pek Siok Lan 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Company Secretary, STT)	Senior Vice President, Legal and General Counsel, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Financial Officer, STT)	Chief Financial Officer, STT and STT Comm	Australian

Anupam Garg 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Vice President, International Business Development, STT)	Senior Vice President, International Business Development, STT and STT Comm	Indian

Page 14 of 16 Pages

Name, Business Address
and Position at STT	Present Principal Occupation	Citizenship
Kek Soon Eng 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Vice President, Management of Investee Companies, STT)	Senior Vice President, Management of Investee Companies, STT and STT Comm	Singaporean
The following is a list of the executive officers and directors of STT Communications Ltd (“STT Comm”):

Name, Business Address
and Position at STT Comm	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, President & CEO, STT Comm)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 9 Temasek Boulevard #15-01 Suntec Tower 2 Singapore 038989 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Page 15 of 16 Pages

Name, Business Address
and Position at STT Comm	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT Comm)	Corporate Director	Filipino

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President, STT Comm)	Executive Vice President, STT and STT Comm	Singaporean

Pek Siok Lan 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Company Secretary, STT Comm)	Senior Vice President, Legal and General Counsel, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Financial Officer, STT Comm)	Chief Financial Officer, STT and STT Comm	Australian

Anupam Garg 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Vice President, International Business Development, STT Comm)	Senior Vice President, International Business Development, STT and STT Comm	Indian

Kek Soon Eng 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Vice President, Management of Investee Companies, STT Comm)	Senior Vice President, Management of Investee Companies, STT and STT Comm	Singaporean

Page 16 of 16 Pages
The following is a list of the executive officers and directors of i-STT Investments Pte. Ltd. (“i-STTI”):

Name, Business Address
and Position at i-STTI	Present Principal Occupation	Citizenship
Lee Theng Kiat 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (Director, i-STTI)	President and CEO, STT and STT Comm	Singaporean

Sio Tat Hiang 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (Director, i-STTI)	Executive Vice President, STT and STT Comm	Singaporean

Pek Siok Lan 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, i-STTI)	Senior Vice President, Legal & General Counsel, STT and STT Comm	Singaporean
The following is a list of the executive officers and directors of i-STT Investments (Bermuda) Ltd. (“i-STT Bermuda”)

Name, Business Address
and Position at i-STT Bermuda	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 51 Cuppage Road, #09-01 StarHub Centre Singapore 229469 (Director, i-STT Bermuda)	Chief Financial Officer, STT and STT Comm	Australian

Kek Soon Eng 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, i-STT Bermuda)	Senior Vice President, Management of Investee Companies, STT and STT Comm	Singaporean